SCHEDULE 13D
(Rule 13d-101)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Delek Logistics Partners, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

24664T 103
(CUSIP Number)

Regina B. Jones Executive Vice President, General Counsel and Secretary 7102 Commerce Way Brentwood, Tennessee 37027 Telephone: (615) 771-6701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2020
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delek US Holdings, Inc.
(2)	Check the appropriate box if a member of a group (a) (b)
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 20,745,868 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power 20,745,868 common units
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 20,745,868 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row 11* Approximately 70.5%
(14)	Type of reporting person HC; CO

*	Based on the number of Common Units (29,425,625) issued and outstanding as of March 31, 2020, as reported to the Reporting Persons by the Issuer.

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delek US Energy, Inc.
(2)	Check the appropriate box if a member of a group (a) (b)
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 20,745,868 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power 20,745,868 common units
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 20,745,868 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares
(13)	Percent of class represented by amount in Row 11* Approximately 70.5%
(14)	Type of reporting person CO

*	Based on the number of Common Units (29,425,625) issued and outstanding as of March 31, 2020, as reported to the Reporting Persons by the Issuer.

This Amendment No. 5 (this “Amendment No. 5”) to Schedule 13D is filed by Delek US Energy, Inc., a Delaware corporation (“Delek Energy”) and Delek US Holdings, Inc., a Delaware corporation (“Delek” and together with Delek Energy, the “Reporting Persons”) as an amendment to the Schedule 13D filed with the Securities and Exchange Commission on November 20, 2012 (the “Initial 13D”), as amended on March 2, 2016 (“Amendment No. 1”), as amended on November 8, 2016 (“Amendment No. 2”), as amended on February 27, 2017 (“Amendment No. 3”), as amended on March 2, 2017 (“Amendment No. 4”) (the Initial 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5 may be collectively referred to herein as the “Schedule 13D”). This Amendment No. 5 relates to common units representing limited partner interests (“Common Units”) in Delek Logistics Partners, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Initial 13D. Only those items of the Schedule 13D that are being amended hereby are included herein.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in their entirety as follows:

(a) This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit B by Delek US Energy, Inc., a Delaware Corporation (“Delek Energy”) and Delek US Holdings, Inc., a Delaware corporation (“Delek” and together with Delek Energy, the “Reporting Persons”).

On March 26, 2020, as part of an internal reorganization of Delek, Delek Marketing & Supply, LLC, a Delaware limited liability company (“Delek Marketing”), and Lion Oil Company, an Arkansas corporation (“Lion Oil” and together with Delek Marketing, the “Former Reporting Persons”), which are wholly owned subsidiaries of Delek Energy, transferred 3,134,403 Common Units and 12,611,465 Common Units, respectively, to Delek Energy. Accordingly, Delek Marketing and Lion Oil no longer beneficially own any Common Units and are no longer Reporting Persons. As a result of the transfer, the Joint Filing Agreement that was filed as Exhibit F to the Initial Schedule 13D has been terminated. In addition, Exhibit A to the Initial Schedule 13D, Exhibit 1 of Amendment No. 1 and Schedule I to Amendment No. 3 are hereby replaced with Exhibit A to this Amendment No. 5.
Delek is a publicly traded company and the sole stockholder of Delek Energy.

(b) The business address of Delek and Delek Energy is 7102 Commerce Way, Brentwood, Tennessee 37027.

(c) The principal business of Delek Energy is to hold ownership interests of other subsidiaries of Delek and a limited partner interest in the Issuer. Delek, through its subsidiaries, owns and operates four independent refineries located in Tyler, Texas, and El Dorado, Arkansas, Big Spring, Texas and Krotz Springs, Louisiana currently representing a combined 302,000 bpd of crude oil throughput capacity. Delek, through its subsidiaries, produces a variety of petroleum-based products used in transportation and industrial markets which are sold to a wide range of customers located principally in inland, domestic markets. In addition to its ownership and operation of the El Dorado and Tyler refineries, Delek also owns and operates one of the largest company-operated convenience store chains in the southeastern United States. Delek is also the sole stockholder of Delek Logistics Services Company, a Delaware corporation, which owns a 94.6% member interest in Delek Logistics GP, LLC, the general partner of the Issuer (the “General Partner”).

Delek Energy is a corporation and has a board of directors and executive officers. The name and present principal occupation of each director and executive officer of Delek Energy (the “Delek US Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The business address of each director and executive officer is 7102 Commerce Way, Brentwood, Tennessee 37027.

Delek Energy is a wholly owned subsidiary of Delek. Delek has a board of directors and executive officers. The name and present principal occupation of each director and executive officer of Delek (the “Delek Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The business address of each director and executive officer is 7102 Commerce Way, Brentwood, Tennessee 37027.

The Delek Energy Covered Individuals and Delek Covered Individuals are collectively referred to as the “Covered Individuals” who, together with the Reporting Persons, are the “Covered Persons.”

(d) - (e) During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On March 31, 2020, Delek, certain subsidiaries of Delek (the “Contributors”), the Issuer and DKL Permian Gathering, LLC, a wholly owned subsidiary of the Issuer (“DKL PG”), entered into a Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”) pursuant to which the Contributors contributed their crude oil gathering system located in Howard, Borden and Martin Counties, Texas and certain related assets to DKL PG in exchange for consideration, subject to certain post-closing adjustments, of $100 million in cash and the issuance of 5,000,000 Common Units (“New Units”) to Delek Energy.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by incorporating by reference the information provided or incorporated by reference in Item 3 and is further amended and supplemented by adding the following:

On March 26, 2020, as part of an internal reorganization of Delek, Delek Marketing and Lion Oil, transferred 3,134,403 Common Units and 12,611,465 Common Units, respectively, to Delek Energy.

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated in its entirety as follows:

(a)(1) Delek Energy is the record and beneficial owner of 20,745,868 Common Units, which, based on there being 29,425,625 Common Units outstanding as of March 31, 2020, represents approximately 70.5% of the outstanding Common Units of the Issuer.

(2) Delek does not directly own any Common Units of the Issuer; however, as the sole stockholder of Delek Energy, it may be deemed to beneficially own the 20,745,868Common Units held of record by Delek Energy, which based on there being 29,425,625 Common Units outstanding as of March 31, 2020, represents approximately 70.5% of the outstanding Common Units of the Issuer.

(3) In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Ezra Uzi Yemin	226,522	*
Gary M. Sullivan, Jr.	10,188	*
Assaf Ginzburg	16,510	*
Frederec C. Green	68,552	*

 * Less than 1% of the class beneficially owned.

Item 5(b) is hereby amended and restated in its entirety as follows:

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

Item 5(c) is hereby amended and restated in its entirety as follows:

(c) Except as described in Item 3 and Item 4 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by incorporating by reference herein the information provided or incorporated by reference in Item 3 and is further amended and supplemented by adding the following:

On March 31, 2020, in connection with the completion of the Acquisition, the General Partner adopted Amendment No. 2 (“Amendment No. 2”) to the Partnership Agreement, effective upon adoption. Amendment No. 2 amends the Partnership Agreement to provide for a waiver of distributions in respect of the Incentive Distribution Rights (as defined in the Partnership Agreement) associated with the New Units through at least the distribution in respect of the quarter ending March 31, 2022. Such waiver will terminate on the first business day following the payment of distributions in respect of any quarter beginning with the quarter ending March 31, 2022 in respect of which the Issuer generated, with respect to the four-consecutive-quarter period immediately preceding such date, distributable cash flow equal to or exceeding 110% of the amount that the Issuer would have paid as distributions pursuant to the Partnership Agreement without giving effect to such waiver. In addition, pursuant to Amendment No. 2, in connection with any sale or exchange of the Incentive Distribution Rights to or with the Issuer, the Incentive Distribution Rights shall be treated as if such waiver had not and never will expire, regardless of whether such waiver has actually expired. References to, and descriptions of, Amendment No. 2 as set forth in this Item 6 are qualified in their entirety by reference to the Amendment No. 2 to the First Amended and Restated agreement of Limited Partnership filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 6, 2020, which is incorporated in its entirety in this Item 6.

Item 7. Material to Be Filed as Exhibits

EXHIBIT A	Directors and Executive Officers of Delek US Holdings, Inc. and Delek US Energy, Inc. (filed herewith).

EXHIBIT B	Joint Filing Statement (filed herewith).

EXHIBIT C
Contribution, Conveyance and Assumption Agreement, dated as of March 31, 2020, by and among Delek Big Spring South Mainline, LLC, Delek Permian Gathering, LLC, Delek Big Spring North Gathering, LLC, Delek Big Spring Gathering, LLC, DKL Permian Gathering, LLC, Delek Logistics Partners, LP and Delek US Holdings, Inc. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 6, 2020 and incorporated herein in its entirety by reference).

EXHIBIT D
Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of Delek Logistics Partners, LP, dated March 31, 2020 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 6, 2020 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 6, 2020

DELEK US HOLDINGS, INC.

By:	/s/ Frederec Green
Name: Frederec Green
Title: Executive Vice President and Chief Operating Officer

By:	/s/ Regina B. Jones
Name: Regina B. Jones
Title: Executive Vice President and General Counsel

DELEK US ENERGY, INC.

By:	/s/ Frederec Green
Name: Frederec Green
Title: Executive Vice President and Chief Operating Officer

By:	/s/ Regina B. Jones
Name: Regina B. Jones
Title: Executive Vice President and General Counsel